Exhibit 16.1

July 6, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Dade Behring Holdings, Inc. (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Dade Behring Holdings, Inc. dated June 21, 2006. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Item 4.01. Changes in Registrant's Certifying Accountant.

                (a) Former independent registered public accounting firm

The Audit Committee (the "Committee") of the Board of Directors of Dade Behring Holdings, Inc. (the "Company") approved the dismissal of PricewaterhouseCoopers LLC ("PwC") as the independent registered public accounting firm for the Company, effective on June 21, 2006.  PwC was notified of its dismissal on June 23, 2006.

The reports of PwC on the financial statements of the Company as of and for the years ended December 31, 2005 and December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2005 and December 31, 2004 and through June 21, 2006, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on the Company's financial statements for such years.

During the years ended December 31, 2005 and December 31, 2004 and through June 21, 2006, there were no "reportable events" with respect to the Company as that term is defined in Item 304(a)(l)(v) of Regulation S-K.

The Company provided a copy of the foregoing disclosures to PwC and requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the aforementioned statements. A copy of the letter furnished in response to that request is filed as Exhibit 16.1 to this Form 8-K.

                (b) New independent registered public accounting firm

On June 21, 2006 the Committee appointed KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the year ending December 31, 2006 subject to completion of KPMG's customary client acceptance procedures. During the years ended December 31, 2005 and December 31, 2004 and through June 21, 2006, neither the Company nor anyone acting on its behalf consulted with KPMG with respect to the Company regarding any matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

The Company has requested that KMPG review this Form 8-K and has provided KPMG the opportunity to furnish a letter addressed to the Securities and Exchange Commission containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company. KPMG has advised the Company that it has reviewed this Form 8-K and has no basis on which to submit a letter addressed to the Securities and Exchange Commission in response to Item 304 or Regulation S-K.